# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wearable Devices Ltd., CIK 0001887673
CUSIP: M97838409
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Date of event which requires filing of this statement: 07/27/2026
Filed by CIK 0002092834
Persons authorized to receive notices and communications: Nissim Daniel, 5 Ha'Rav Levin Street, Ramat Gan, Israel (L3), 5226039, 972-54-232-1222

## Reporting persons
- J.B.D Innovation Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 381,361; sole dispositive power 315,361; shared dispositive power 0; aggregate amount beneficially owned 381,361 (17.42% of the class)
  Comment: (1) Based on a total of 2,189,469 ordinary shares, no par value per share, of Wearable Devices Ltd. (the "Ordinary Shares" and the "Issuer", respectively) outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Nissim Daniel (CIK 0002092834): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 381,361; sole dispositive power 315,361; shared dispositive power 0; aggregate amount beneficially owned 381,361 (17.42% of the class)
  Comment: (1) Nissim Daniel is the sole owner, the sole director and the Chief Executive Officer of J.B.D Innovation Ltd. ("J.B.D").
  
  (2) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Victor Tshuva & Co. - Law Offices: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 381,361; sole dispositive power 66,000; shared dispositive power 0; aggregate amount beneficially owned 381,361 (17.42% of the class)
  Comment: (1) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).
- Victor Tshuva: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 381,361; sole dispositive power 66,000; shared dispositive power 0; aggregate amount beneficially owned 381,361 (17.42% of the class)
  Comment: (1) Victor Tshuva is the sole owner and the Chief Executive Officer of Victor Tshuva & Co. - Law Offices ("Victor Tshuva & Co.").
  
  (2) Based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value per share
Name of issuer: Wearable Devices Ltd.
Address of issuer's principal executive offices: 5 HA-TNUFA ST., YOKNE'AM ILLIT, Israel (L3), 2066736
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D previously filed by the undersigned on July 27, 2026 (as amended, the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged. The Reporting Persons are filing this Amendment No. 1 to report certain changes in their beneficial ownership of Ordinary Shares of the Issuer as a result of the sale of an aggregate 162,000 Ordinary Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The information included herein is based on a total of 2,189,469 Ordinary Shares outstanding as of June 17, 2026 (as reported in the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on June 17, 2026).

J.B.D has the sole dispositive power over 315,361 Ordinary Shares, representing in the aggregate approximately 14.40% of the outstanding share capital of the Issuer, and a shared voting power over 381,361 Ordinary Shares, representing in the aggregate approximately 17.42% of the outstanding share capital of the Issuer.

Nissim Daniel does not directly own any Ordinary Shares. Mr. Daniel, as the sole owner and director of J.B.D, may be deemed a beneficial owner of any Ordinary Shares beneficially owned by J.B.D.

Victor Tshuva & Co. has the sole dispositive over 66,000 Ordinary Shares, representing approximately 3.01% of the outstanding share capital of the Issuer, and a shared voting power over 381,361 Ordinary Shares, representing in the aggregate approximately 17.42% of the outstanding share capital of the Issuer. Pursuant to the Agreement, J.B.D and Victor Tshuva & Co. agreed to act in concert with respect to their holdings of Ordinary Shares of the Issuer, and, until the transfer of 66,000 Ordinary Shares to Victor Tshuva & Co. is completed, J.B.D has agreed to vote such shares in accordance with the instructions of Victor Tshuva & Co. The acquisition of the 66,000 Ordinary Shares by Victor Tshuva & Co. is being effected pursuant to the Agreement, as described in Items 3 and 6 of this Schedule 13D.

Victor Tshuva does not directly own any Ordinary Shares. Victor Tshuva is the sole owner and the Chief Executive Officer of Victor Tshuva & Co.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended to add the following at the end thereof:

On July 27, 2026, J.B.D. disposed of 162,000 Ordinary Shares in open market transactions at a weighted average sale price of approximately $3.812 per share, for aggregate gross proceeds of approximately $617,544, before brokerage commissions and other transaction costs.

## Signatures
- J.B.D Innovation Ltd.: /s/ Nissim Daniel, Nissim Daniel/Chief Executive Officer (07/29/2026)
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (07/29/2026)
- Victor Tshuva & Co. - Law Offices: /s/ Victor Tshuva, Victor Tshuva/Chief Executive Officer (07/29/2026)
- Victor Tshuva: /s/ Victor Tshuva, Victor Tshuva (07/29/2026)